EXHIBIT (A)(5)(VI)
                                                              ------------------

                   HEMOSOL SHAREHOLDERS APPROVE REORGANIZATION

            Company to Realize Approximately $16 million in Proceeds

TORONTO, ON, April 20, 2004 - Hemosol Inc. (NASDAQ: HMSL, TSX: HML) announced that, at the annual and special meeting held earlier today, securityholders overwhelmingly approved a resolution authorizing the previously disclosed arrangement involving Hemosol, its securityholders and MDS Inc. Under the arrangement, Hemosol will, in effect, exchange a significant portion of its tax losses and other tax assets for a cash infusion of $16 million.

The arrangement is expected to close on or about April 30, 2004.

ABOUT HEMOSOL

Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. The Company has a broad range of novel therapeutic products in development, including HEMOLINK(TM) [hemoglobin raffimer], an oxygen therapeutic designed to rapidly and safely improve oxygen delivery via the circulatory system. Hemosol also is developing additional oxygen therapeutics, a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, and a cell therapy program initially directed to the treatment of cancer. Hemosol intends to leverage its expertise in manufacturing blood proteins and its state-of-the-art Meadowpine manufacturing facility to seek additional strategic growth opportunities.

Hemosol common shares are listed on The Nasdaq National Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

HEMOLINK is a registered trademark of Hemosol

Contact:             Jason Hogan
                     Investor & Media Relations
                     416 361 1331
                     800 789 3419
                     416 815 0080 fax
                     ir@hemosol.com
                     www.hemosol.com